UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
     - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
DAXBOT INC.

Legal status of issuer

> *Form*
> S-corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> July 26, 2021

Physical address of issuer
556 N 19TH ST, Philomath, OR, 97370

Website of issuer
http://daxbot.com

Current number of employees
29

Reason for Termination of Reports
The issuer has filed three annual reports and has total assets that do not exceed $10 million.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	DAXBOT INC.
	/s/ Kevin Sullivan
	(Signature)
	Kevin Sullivan
	CEO /PResidenT
	Board member (1 of 2)
	March 20, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Joseph Sullivan
	(Signature)
	Joseph Sullivan
	~~CEO~~ SecReTaRY
	Board member (1 of 2)
	March 20, 2025